EXHIBIT 99.1

Form 51-102F3

Material Change Report

Item 1. Name and Address of Company

Mogo Inc. (the "Company" or "Mogo")

2100 – 401 West Georgia Street

Vancouver, British Columbia

V6B 5A1

Item 2. Date of Material Change

February 24, 2021

Item 3. News Release

A news release was disseminated on February 24, 2021 via BusinessWire.

Item 4. Summary of Material Change

On February 24, 2021, the Company announced that it closed its previously announced sale to certain institutional investors of an aggregate of 5,346,536 common shares of the Company (each, a "Common Share") at a purchase price of US$10.10 per Common Share in a registered direct offering (the "Offering") priced at-the-market under the Nasdaq Capital Market (the "Nasdaq") rules. The aggregate gross proceeds to the Company were approximately US$54 million, and after deducting the placement agent's fees and the estimated expenses of the Offering, the net proceeds from the Offering will be approximately US$49.7 million.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

On February 24, 2021, the Company announced that it closed its previously announced sale to certain institutional investors of an aggregate of 5,346,536 Common Shares at a purchase price of US$10.10 per Common Share in the Offering priced at-the-market under the Nasdaq rules. The aggregate gross proceeds to the Company were approximately US$54 million, and after deducting the placement agent's fees and the estimated expenses of the Offering, the net proceeds from the Offering will be approximately US$49.7 million.

H.C. Wainwright & Co. acted as the exclusive placement agent for the Offering, and Raymond James and Eight Capital acted as financial advisors to Mogo in connection with the Offering.

Additionally, Mogo completed the issuance to the investors of unregistered warrants to purchase up to an aggregate of 2,673,268 Common Shares (each, a "Warrant") in a concurrent private placement. Each Warrant will entitle its holder to acquire one common share of the Company (each, a "Warrant Share") at an exercise price of US$11.00 at any time prior to the date which is three and one half years following the date of issuance.

The Company previously announced the termination of its At the Market Offering Agreement (the "ATM Agreement") dated December 31, 2020 between the Company, H.C. Wainwright & Co., as lead manager, Raymond James and Eight Capital. The termination of the ATM Agreement effectively ceased the US$50 million at-the-market offering (the "ATM Offering") established by the Company under a prospectus supplement dated December 31, 2020. The Company sold a total of 1,524,759 Common Shares under the ATM Offering, for total aggregate gross proceeds of approximately US$14.8 million and net proceeds of approximately US$14.4 million.

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Mogo intends to use a portion of the total net proceeds from the Offering and the ATM Offering of approximately US$64.1 million (CAD$80.8 million) to fund the cash component of the initial purchase price of the previously announced investment in Coinsquare Ltd., with the remaining net proceeds to be used for general corporate and working capital purposes.

The Common Shares (but not the Warrants or the Warrant Shares) were offered pursuant to a "shelf" registration statement on Form F-10 (File No. 333-234582) previously filed with the Securities and Exchange Commission (the "SEC") on November 8, 2019, subsequently amended and declared effective by the SEC on December 5, 2019. The offering of the Common Shares was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A prospectus supplement to the Company's base shelf prospectus dated December 5, 2019 was also filed with the provincial securities regulatory authorities in Canada. The Warrants were issued pursuant to a private placement transaction under Section 4(a)(2) of the Securities Act of 1933, as amended (the "Act"), and Regulation D promulgated thereunder and, along with the Warrant Shares, have not been registered under the Act, or applicable state securities laws and may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws. The Warrants may not be sold in Canada until four months and one day following their date of issuance (June 25, 2021). The Warrants Shares may also not be sold in Canada until four months and one day following their date of issuance (June 25, 2021) unless they are qualified for distribution in Canada under a prospectus.

No securities were offered or sold to Canadian purchasers.

The Company relied on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the Toronto Stock Exchange will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as the Nasdaq.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Gregory Feller, the President and Chief Financial Officer of the Company is knowledgeable about the material change described above. His business telephone number is 1-604-659-4380.

Item 9. Date of Report

March 1, 2021.

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